FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2004.

Total number of pages: 44

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 (Unaudited)
(FROM APRIL 1, 2004 TO SEPTEMBER 30, 2004) CONSOLIDATED AND NON-CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2004 (Unaudited)

(FROM APRIL 1, 2004 TO SEPTEMBER 30, 2004)

CONSOLIDATED AND NON-CONSOLIDATED

Released on October 29, 2004

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 29, 2004

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2004 to September 30, 2004)

(1) Consolidated Financial Results

	Japanese yen (millions except per share amounts)
	Six months ended September 30,		Year ended March 31,
	2004	2003	2004
Net sales	¥236,405	¥119,040	¥277,497
Percent change from the previous period	98.6%	-	-
Operating income	24,096	11,325	22,015
Percent change from the previous period	112.8%	-	-
Income before provision for income taxes	27,432	9,569	19,639
Percent change from the previous period	186.7%	-	-
Net income	16,049	8,403	16,089
Percent change from the previous period	91.0%	-	-
Net income per share- basic	¥233.78	¥132.08	¥251.14
Net income per share- diluted	¥222.39	¥128.09	¥241.53

Notes:

1. Equity in net income of affiliated companies:

¥ (12) million for the six month ended September 30, 2004

¥1,254 million for the six month ended September 30, 2003

¥2,522 million for the year ended March 31, 2004

2. Average number of shares issued and outstanding (consolidated):

68,650,604 shares for the six months ended September 30, 2004

63,621,941 shares for the six months ended September 30, 2003

64,062,509 shares for the year ended March 31, 2004

3. Change in accounting method: Not applicable

4. Percentage changes of net sales, operating income, income before provision for income taxes and net income are indicated in comparison with the same previous period.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	September 30,		March 31,
	2004	2003	2004
Total assets	¥486,010	¥278,941	¥443,886
Shareholders’ equity	186,806	95,177	110,046
Shareholders’ equity to total assets	38.4%	34.1%	24.8%
Shareholders’ equity per share	¥2,644.71	¥1,493.23	¥1,692.91

Note:

Number of shares issued and outstanding (consolidated):

70,633,884 shares at September 30, 2004

63,739,256 shares at September 30, 2003

65,003,538 shares at March 31, 2004

(3) Consolidated Results of Cash Flows

	Japanese yen (Millions except per share amounts)
	September 30		March 31
	2004	2003	2004
Net cash provided by operating activities	¥16,786	¥13,406	¥31,410
Net cash used in investing activities	(21,507)	(20,433)	(21,133)
Net cash used in or provided by financing activities	216	7,089	32,494
Cash and cash equivalents at the end of the period	¥70,360	¥31,912	¥73,392

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 88

Number of non-consolidated subsidiaries accounted for by the equity method: 0

Number of affiliates accounted for by the equity method: 5

(5) Change in Scope of Consolidation and Application of Equity Method

Number of companies newly consolidated: 2

Number of companies excluded from consolidation: 2

Number of companies newly accounted for by the equity method: 0

Number of companies excluded from accounting by the equity method: 2

2. Forecast of Consolidated Financial Performance (For the year ending March 31, 2005)

Japanese yen (Millions except per share amounts)
Net sales	¥480,000
Operating income	48,500
Income before income taxes and minority interests	50,000
Net income	30,000
Net income per share	¥424.73

1. THE NIDEC GROUP

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 88 consolidated subsidiaries and 5 affiliates. The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology with operations in the following: Small precision motors, Mid-size motors, Machinery, Electronic and Optical components and Automobiles components. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

The business activities of Nidec and the Nidec Group’s principal consolidated subsidiaries are as follows:

Business Segment	Production or Sales	Principal Companies
Small precision DC motors	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec Hi-tech Motor (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dong Guan) Limited. Sankyo Seiki Mfg. Co., Ltd. and Nidec Subic Philippines Corporation.

Small precision fans	Production	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited and Nidec Tosok (Vietnam) Corporation.
Vibration motors	Production	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts and material	Production

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia, Nidec Precision Philippines Corporation and Sankyo Seiki Mfg. Co., Ltd.

Small precision motors	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation and Sankyo Seiki Mfg. Co., Ltd.
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd., Sankyo Seiki Mfg. Co., Ltd. and Nidec Taiwan Corporation.

For office automation equipment and home electric appliances OA	Production	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
For automobiles	Production	Nidec Corporation and Nidec Shibaura (Zhejiang) Corporation.
Mid-size motors	Sales (Japan)	Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)	Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
Power transmission drives	Production	Nidec-Shimpo Corporation
Factory automation related equipment FA	Production

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation, Nidec System Engineering (Zhejiang) Corporation and Sankyo Seiki Mfg. Co., Ltd.

Machinery	Sales (Japan)

Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation and Sankyo Seiki Mfg. Co., Ltd.

	Sales (Overseas)	Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation and Nidec-Kyori Corporation
Electronic components	Production	Nidec Copal Electronics Corporation and Tokyo Pigeon Co., Ltd.
Optical components	Production	Nidec Copal Corporation, Nidec Copal (Thailand) Co., Ltd. and Nissin Kohki Co., Ltd.
Electronic and Optical components	Sales (Japan)	Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd. and Nissin Kohki Co., Ltd.
	Sales (Overseas)	Nidec Copal Corporation, Nidec Copal Electronics Corporation, Tokyo Pigeon Co., Ltd. and Nissin Kohki Co., Ltd.
Pivot assemblies	Production and Sales	Nidec Singapore Pte. Ltd.
Musical Movements	Production and Sales	Sankyo Shoji Co., Ltd.
Automobile parts	Production	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
	Sales	Nidec Tosok Corporation.
Parts	International Purchase	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
Service	Service etc	Nidec Total Service Corporation and Nidec Logistics Corporation.

Nidec prepared consolidated financial reporting conforming to U.S. GAAP from this fiscal year ended March 31, 2005. Scope of consolidation is also based on U.S. GAAP. Business segments comprises total of 13 segments conforming to the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating Segment is classification, which the chief operating decision maker utilizes for business decision-making and performance evaluation. Reportable segments can add up quantitative criterion and resemblance of economic feature.

The business segments are as follows. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Therefore segmental information has not been prepared under U.S. GAAP on a basis that is our consolidated financial statements or on any other single basis. While there are several differences between U.S. GAAP and the underlying accounting principles used by the managements, the principal differences that affect operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely and that it is sufficiently accurate at the profit and loss information for management purposes.

The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drive motors and DC motors.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drive motors and pivot assemblies.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., a subsidiary in Thailand, which primarily produces and sells hard disk drive motors.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, a subsidiary in The Philippines, which primarily produces and sells hard disk drive motors.

The NPMC segment comprises Nidec Power Motor Corporation and Nidec Seiko Corporation, a subsidiary in Japan, which primarily produces and sells AC motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCT segment comprises Nidec Taiwan Corporation, a subsidiary in Taiwan, which primarily sells DC motors and fans.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells electronic and optical components. NCPL was acquired in February 2004 and has been a new reportable segment.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic components. NCEL was acquired in January 2004 and has been a new reportable segment.

The SNKC segment comprises Sankyo Seiki Mfg. Co., Ltd., a subsidiary in Japan, which primarily produces and sells micro motors and electronic and optical components. SNKC was acquired in February 2004 and has been a new reportable segment.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

2. MANAGEMENT POLICIES

1) Fundamental policies

Nidec and its group companies continue to expand their operations closely focused on the manufacturing and sale of products that “spin and move”, centering on the field of drive technology.

We are determined to achieve high growth, high share prices, and high profit over the long-term to maximize shareholder value and meet the expectations of shareholders.

2) Dividend policies

From the viewpoint that “Shareholders own the company”, Nidec intends to demonstrate a type of ideal company for shareholders by maximizing shareholder value with its ability to respond to a more challenging business environment and its high levels of performance to generate high share prices. Nidec is poised to increase its dividend payment subject to improvements in consolidated net earnings, while securing stable dividend levels.

Reserves are continually used to strengthen management structure and for business expansion to enhance profitability.

Nidec decided to increase the payment of interim dividends per share by ¥5.00, from the proposed amount of ¥15.00 to ¥20.00 for the six-month period ended September 30, 2004 in consideration of our consolidated financial results. In the same way, we decided to increase the payments of year-end ordinary dividend from ¥15.00 to ¥20.00 for the year ending March 31, 2005. As the result of the dividends’ increase, the total dividend payment per share for the year ending March 31, 2005 is now expected to be ¥40.00. Total dividend payment per share increase by ¥10.00 from ¥30.00 (included ¥2.50 commemorative dividend associated with Nidec’s 30th anniversary) for the year-ending March 31, 2004.

3) Perspectives on lowering the minimum volume of share trading

With a view to improve stock liquidity and to expand the scope of individual shareholders, Nidec has set the minimum trading unit at 100 shares and actively exercised share split to date, as exemplified by the one-to-two share split it implemented in May 2000.

4) Target

Nidec’s primary target is to reach group sales of ￥1 trillion by 2010. Efforts undertaken to achieve this target include measures such as aggressive M&A strategies that underpin the rapid growth of Nidec. Nidec has the firm belief that growth must generate high profitability, and is now working to achieve a 15% return on equity. To accomplish such objective on a consolidated basis, Nidec realizes that its core business must attain a higher profitability. An expansion into new business and the development of new products are another key factors to the future growth.

5) Mid-to-long-term management strategy

A. Nidec will continue to focus its efforts on its core motor business, leveraging its cutting edge technology to create new markets and new products, while expanding its existing product lineup ranged from micro motors to mid-size motors for home appliances, industrial use and automobiles.

B. Regarding HDD motors, by increasing its ability to mass-produce fluid dynamic bearing (FDB) motors and propelling technical innovation in response to expansion in HDD applications, Nidec will further sharpen its competitive edge in the market of next generation products.

C. While maintaining a leading share of the markets for electronic and optical parts, production equipment for semiconductors and electronic parts, and for measuring machines, Nidec and its group companies are determined to achieve the world’s top technological standards in each of these areas. Through the integration of technologies in wide-ranging areas, Nidec intends to create new markets and continue to develop high growth businesses.

6) Challenges and issues

A. Nidec will enhance its profitability. Nidec has already implemented a string of concrete measures to enhance profitability based on clear directions respectively defined for product lines and business segments with a focus on the manufacturing of small precision motors. Such measures include an expansion in overseas production and streamlining of procurement activities through promotion of in-house production. Production of mid-size motors, machinery and electronic and optical parts is fast expanding in China, so is production of automobile parts in Vietnam. Nidec moves ahead to ensure that investments serve to shore up consolidated profitability.

B. Nidec will reinforce its research and development activities that respond to the fast-changing market needs. Focus is on enhancing collective efforts on a group-wide basis to create new technology and new products. The Central Technical Laboratory in the newly-built headquarter building in Kyoto, which began operations last May, is the center of Nidec’s comprehensive R&D activities converging the Company’s technical expertise. Meanwhile, measures to refine R&D frameworks of respective group companies are constantly underway, as exemplified by the amalgamation of R&D activities for HDD motors of Sankyo Seiki Mfg. Co., Ltd to Nidec’s Nagano Technical Center is under the group-wide R&D enhancement approaches.

C. Nidec will continuously improve its business management system, accounting standards, financial disclosure and management information disclosure principles in order to meet globally recognized standards. In last May, Nidec created Compliance Office and Risk Management Office. Nidec has already formed a Disclosure Control Committee and other frameworks to enhance its internal control system. The new establishment of Internal Audit & Management Advisory Department with a unique functionality is also a part of such approaches. Such special function is to reorganize internal control systems in its group companies and integrate those systems to a basis on which they can audit and guide those group companies in a same manner that for Nidec in line with relevant rules and regulations.

D. Since last April, Nidec implemented a major management reshuffle over its group companies in a move to reintegrate and bolster up growth of each company with generation changes in the top management. In March this year, Nidec also made a major management reshuffle in Sankyo Seiki Mfg. Co., Ltd. to shift their focus from reviving to active growth.

7) Perspectives on corporate governance and the state of its implementation

Nidec places the issue of corporate governance as one of its top management priorities and has been making a consistent study on how it should work in specific terms. With an aim to enhance internal control capabilities, Nidec had clarified the basic concept and principles of compliance and risk management, thus creating Compliance Committee and Risk Management Committee, and their subsidiary organs, Compliance Office and Risk Management Office. These entities took effect as of May 1, 2003. Through such rule makings and structural reforms, Nidec, as a NYSE-listed company, has established a solid structure of compliance and promoted the soundness and transparency of its management by stipulating the locus of risk-management responsibilities. Nidec also maintains the validity of article 404 of Sarbanes-Oxley Act required on the internal control of the company through implementing the function of newly established Internal Audit & Management Advisory Department.

Basic Policies:

A. As for the function of Board of Directors, including the method of selecting Board Members, Nidec will abide by the ongoing definitions and practices.

B. As for the aggregate amount of compensation paid for Board Members, Nidec will continue its current disclosure practices through its financial statements.

C. As for Supervisory function over the management, Nidec will enhance the function within the currently available structure.

D. As for compliance, Nidec established an independent committee governing compliance issues under the umbrella of the Board of Directors, and its subsidiary organ, Compliance Office. The compliance rules reflect the code of ethics as stipulated in the Sarbanes-Oxley Act of the U.S., creating a whistle-blowing system to protect private right of action for employees filing complaints.

Current Situation

A. Japanese Auditing System is continuously adopted, in which no less than half of the members constituting the Board of Auditors must be independent auditors.

B. No outside director working on a part-time basis has been appointed as a board member at present. However, Nidec is recruiting many talented human resources from outside, and many well-experienced persons of executive ability have been selected as the board members. Three out of the four members of the Board of Auditors are outside auditors.

C. As a company employing the Japanese auditing system, Nidec is not required form committees of any sort by laws or regulations. However, Nidec has voluntarily established Disclosure Control Committee, in addition to the aforementioned two committees, Compliance Committee and Risk Management Committee.

D. Supervisory responsibilities are undertaken by the Board of Directors and the Board of Auditors, while executive responsibilities are borne by the Management Council and the Managing Directors’ Meeting.

E. Sound internal control requires clarified managerial responsibilities and highly transparent risk information. Measures taken include an upgrade of the Company’s basic risk management regulations, in line with the installation of Risk Management Committee and its subsidiary organ, Risk Management Office, both working under the guidance of the Board of Directors. In terms of auditing of internal control, the Auditor’s Office conducts business audit and accounting audit on a consolidated basis, separately from the ordinary audit conducted by corporate auditors.

F. Solutions to issues relating to a third-party involvement in the Company’s corporate governance practice necessitate a close consultation with the legal advisors and accounting auditors. With its shares traded on the NYSE, Nidec acknowledges that the participation of outside experts is of the essence.

3. Operating and Financial Review and Prospects

1) Operating Results

Overview

In the first half of the fiscal year ended March 31, 2004, while the US economy showed slight instability, economic recovery in Japan from the latter half of previous fiscal year has been firmly established and the business environment has progressed rather favorably. Our group in general was able to expand business results in conditions of an expansion of IT digital markets around the world and recovery of demand for capital investment.

Our consolidated results are reported in compliance with U.S. GAAP from the current period. By increasing our interest in the group companies, including Sankyo Seiki Mfg. Co., Ltd. (“Sankyo Seiki”) by the end of the previous business year, we entered the current period, having completed an organization that includes all major affiliates in consolidation. In the current interim period, small precision motors have progressed favorably and business results of the group companies, including Sankyo Seiki have steadily expanded, which resulted in record high results of net sales and income, exceeding the forecast at the beginning of current fiscal year ended March 31, 2005.

As a result of a public stock offering of 5 million shares in June (in connection with this, a 620 thousand shares of allocation of new stocks to a third party was made in July), we have completed a capital increase through an approximately ¥60,000 million stock capitalization and capital surplus.

Consolidated Operating Results

Consolidated net sales in the current interim period were ¥236,405 million, an increase of ¥117,400 million, or 98.6%, as compared to the same period of the previous fiscal year, which almost doubled. Operating income recorded ¥24,096 million, an increase of ¥12,800 million, or 112.8%, from the same period of the previous fiscal year, which also doubled. Income before provision for income taxes was ¥27,432 million, an increase of approximately ¥17,900 million from the previous interim period, which recorded a significant increase of approximately 2.9 times. Accordingly, while minority interests have also increased, net income was ¥16,049 million, an increase of about ¥7,600 million from the previous interim period and a profit increase of approximately 1.9 times.

While total net sales almost doubled from the same period of the previous fiscal year, they included ¥104,500 million from the impact of the consolidation of three group companies, Nidec Copal Corporation (“Nidec Copal”), Nidec Copal Electronics Corporation (“Nidec Copal Electronics”) and Sankyo Seiki. Excluding the said influence, increase in net sales was ¥12,800 million, which was an increase of 10.8%, as compared to the same period of the previous year. Exchange losses of approximately ¥5,000 million accrued due to the yen’s appreciation against the dollar by 7%, however, while the sales increase was about ¥17,800 million, or 15%.

Net sales by segment are as follows.

Business Segment

a) Small Precision Motors

Net sales of “small precision motors” were ¥104,571 million, which was an increase of about ¥23,900 million, or 29.7%, from the same period of the previous fiscal year. Out of which ¥18,200 million was due to the expansion regarding the scope of consolidation and the sales increase of these companies have been included (hereinafter the same shall apply). Sales volume of HDD motors increased by 17% against the same period of the previous fiscal year, but it only increased by 5.5% in net sales. The exchange rate advanced in line with the yen’s appreciation by 7%, as compared to the same period of the previous fiscal year, and taking this into account, net sales on the basis of the dollar increased by approximately 12.5%. Further down-sizing of HDD motors was indicated in the increase in motors smaller than 1.8 inches and the sales volume of these ultra-small size motors increased by slightly more than triple from the previous interim period. Sales volume of 2.5 inch motors increased by more than 10% from the previous interim period, but did not recover to the level of the second half of the previous fiscal year, when sales were brisk. Net sales of other DC motors recorded an increase of ¥14,000 million, or 95%, against the same period of the previous fiscal year, due to the addition of sales of Sankyo Seiki as a result of expansion regarding the scope of consolidation. Even narrowing the focus to Nidec Corporation and its direct-line subsidiaries alone, net sales steadily progressed with an increase of slightly more than 6% and sales volume increased by 20%. Sales of fan motors also enjoyed a positive effect from the expanded scope of consolidation to record a significant increase of ¥3,600 million, or26%, as compared to the same period of the previous fiscal year. Net sales of Nidec Corporation and its direct-line subsidiaries only increased by 24%, and sales volume increased by about 7%. This is due to the fact that high-end products with a higher sales price gained a presence in the product mix.

b) Mid-size Motors

Net sales of “mid-size motors” increased by approximately 12% to ¥18,697 million from the same period of the previous fiscal year. This increase was due to the increase in sales of motors for home appliances and industrial equipment. Net sales of motors for automobiles slightly decreased due to the shift to sales of motor units without electronic controllers.

c) Machinery

Net sales of “machinery” recorded a large increase by ¥24,900 million to ¥37,276 million from the same period of the previous fiscal year. Out of which ¥21,100 million were from the addition of Nidec Copal and Sankyo Seiki as a result of expansion through consolidation. The difference of ¥3,800 million was the net sales of previous consolidated companies, which increased by 31% from the same period of the previous fiscal year.

d) Electronic and optical components

The “electronic and optical components” segment is a newly appropriated business area from the current period as a result of expansion regarding the scope of consolidation. These included the products of Sankyo Seiki, Nidec Copal, Nidec Copal Electronics and Nidec Nemicon Corporation. Net sales of this segment in the current period were ¥64,964 million (Note: Products of Nidec Nemicon Corporation had been included in the “Other” segment until the previous fiscal year ended March 31, 2004).

e) Other

Net sales of the “Other” segment increased by approximately ¥2,900 million to ¥10,897 million as compared to the same period of the previous fiscal year, which largely resulted from the increase in net sales of automobile components by Nidec Tosok.

With respect to profits, operating income for the current period was ¥24,096 million, and a profit increase of about ¥12,800 million, or 112.8%. Here as well, influence was felt from the expansion regarding the scope of consolidation described in the paragraph for net sales and the amount was approximately ¥11,200 million (This profit amount includes the profit increase of the companies that became the target of consolidation). On the other hand, the impact of the yen’s appreciation was a factor in a profit decrease of about ¥1,300 million and after excluding both factors of increase and decrease, operating income increased by 26% or approximately ¥2,900 million, as compared to the previous benchmark.

An increase in operating income, excluding the said expanded scope of consolidation, contributed to a profit increase in every segment, mainly due to small precision motors. In the “small precision motors” segment, HDD motors secured a profit increase through sales of high-end lines for servers and other lines smaller than 2.5 inches and also profits expanded for other DC motors and FAN motors. In this segment, as a result of absorbing the FDB department of Sankyo Seiki, because of the adverse impact from decentralization of production to two factories and an increase in fixed costs was not fully absorbed, it became a factor for a profit decrease of about ¥900 million in the half year. Absorption and improvement of negative factors have advanced, however, and it will be nearly completed in the third quarter of this fiscal year. For “mid-size motors”, profits decreased temporarily due to increased investments in facilities in Pingfu, China, for production capacity expansions. In terms of automobile-mounted motors, earnings decreased as compared to the same six months of the previous fiscal year as a result of increases in research and development expenses. For “machinery,” small precision power presses, semiconductor inspection devices and transmissions recorded increases both in sales and income due to robust investment demand. For the “Other” segment, automobile parts continued to be in a favorable condition.

On the other hand, for operating income due to the expansion regarding the scope of consolidation, it has turned Sankyo Seiki’s operations into the black as well as expanded profit amounts at a breath against the backdrop in the expansion of digital information equipment and liquid crystal related markets and in the demand for electronic components in connection with an increase in capital investment. Operating income of Nidec Copal and Nidec Copal Electronics also increased by 17% and 30% ,respectively.

Net income was ¥16,049 million, which doubled by an increase of approximately ¥7,600 million from the same period of the previous fiscal year. Other than an increase in operating income, as relates to exchange gains and losses, gains were recorded for the current interim period and losses in the previous interim period, which was a major factor in a profit increase of about ¥4,900 million.

Overview of the three months (the second quarter) ended September 30, 2003.

Here comparison of consolidated results in the second quarter (second quarter of the current fiscal year) with consolidated results in the first quarter (first quarter of the current fiscal year) is simply made. Consolidated sales for the second quarter were ¥124,118 million, which is an increase of 10.5%, or approximately ¥11,800 million. Operating income for the second quarter was ¥13,069 million, which was an increase of 18.5%, or approximately ¥2,000 million. Net sales of HDD motors, DC motors (excluding the expansion regarding the scope of consolidation) and FAN motors all increased by over 20%, as compared to the first quarter, which covered about three quarters of the sales increase in the entire consolidation. In connection with the increase in sales of the motors, operating income of small precision motors secured an increase of approximately ¥1,500 million, which is approximately three quarters of the total increase.

2) Consolidated Financial Position

As for changes in the balance sheet, total assets increased by ¥42,100 million from the end of the previous fiscal year ended March 31, 2004. Shareholders’ equity increased by ¥76,800 million due to the capital increase of Nidec as stated above. Short term borrowings of approximately ¥56,000 million were repaid. As a result, the equity ratio has been improved to 38.4% (24.8% at the end of the previous fiscal year).

Cash flows

Balance of cash and cash equivalents at the end of the current interim period ended September 30, 2004 was ¥70,360 million, a decrease of ¥3,032 million from the end of the previous fiscal year ended March 31, 2004.

“Cash flow from operating activities” totaled ¥16,786 million. This was an increase of ¥3,380 million, as compared to the same period of the previous fiscal year. In the current interim period, net income recorded ¥16,049 million, which was a large increase of ¥7,646 million from the same period of the previous fiscal year. In addition, for non-cash income, depreciation expenses and minority interest income and equity in net income of affiliated companies increased by ¥9,657 million and exchange gain recorded a cash outflow of ¥3,055 million, the total of which became an income increase of approximately ¥14,200 million. On the other hand, expenses of about ¥7,300 million due to a JIT inventory increase and other items increased expenses of ¥3,600 million.

“Cash flow from investing activities” recorded outflow of ¥21,507 million. Out of which capital investment outflow was approximately ¥17,800 million. In addition, investment in subsidiaries recorded approximately ¥8,100 million. Capital investment increased by ¥10,700 million from the same period of the previous fiscal year.

“Cash flow from financing activities” was almost in equilibrium. Cash inflow by capital increase through public offerings, etc., was ¥59,900 million and repayment of short-term borrowings was ¥56,800 million while repayment of long-term borrowings was ¥1,800 million.

3) Non-Consolidated Results

Net sales of the current interim period were ¥59,582 million, which was broadly flat with a decrease of ¥32 million from the previous interim period. For net sales by segment, net sales of small precision motors were ¥55,813 million, an increase of approximately ¥1,000 million, or approximately 2%. Net sales of mid-size motors were ¥1,693 million, a decrease of approximately ¥400 million, or approximately 19%. As approximately ¥3,500 million due to the yen’s appreciation was included in the decrease in net sales, taking this into consideration, net sales actually recorded an increase of ¥3,500 million, or approximately 6%.

With respect to operating income, results for the current interim period were broadly flat with an increase of ¥6 million to ¥651 million.

Recurring income recorded ¥5,909 million, a large increase of ¥3,528 million from the previous interim period. This was due to an increase of approximately ¥1,600 millon in dividends received from overseas subsidiaries and domestic affiliates and an increase in exchange gain of about ¥2,100 million. As a result, net income was ¥4,934 million, a profit increase of about ¥3,100 million, as compared to the same period of the previous fiscal year.

4) Business forecasts for the year ending March 31, 2005

Business has progressed rather favorably in the first half of fiscal year ended March 31, 2005, but oil prices have been soaring due to the rapid growth of the Chinese economy and the international political situation, and with this as a turning point, market prices have turned upward from materials to primary processed products. How economic policy will be changed after the presidential election in the United States is another unstable factor as the US economy has the largest potential for impact. There is also the prospect that the IT industry, which has steadily expanded up until now, will enter an adjustment phase. It is very difficult to forecast how these factors will affect the Japanese and global economies. Under such changing circumstances, it is extremely difficult to pursue correct forecast of demand, but under such a severe and turbulent business environment, we started new growth by further scaling and expanding the scope of not only the motor business but driving technology. We will make our best efforts to improve our performance in the second half, by expanding new markets through new technologies and new products, while well assessing the changes in respective environments.

We revised consolidated financial forecast for the year ended March 31, 2005 as stated below, take into consideration the fact that the financial results for the six months ended September 30, 2004 exceeded the forecast for the six months ended September 30, 2004.

Consolidated financial forecasts for the year ended March 31, 2005

Net sales	¥480,000 million	(173.0% over the previous fiscal year)
Operating income	¥48,500 million	(220.3% over the previous fiscal year)
Income before provision income taxes	¥50,000 million	(254.6% over the previous fiscal year)
Net income	¥30,000 million	(186.5% over the previous fiscal year)

Non-consolidated financial forecasts for the year ended March 31, 2005

Net sales	¥125,000 million	(105.4% over the previous fiscal year)
Operating income	¥2,000 million	(135.0% over the previous fiscal year)
Recurring income	¥8,000 million	(167.2% over the previous fiscal year)
Net income	¥6,000 million	(222.6% over the previous fiscal year)

Note:

1) Consolidated results were in compliance with U.S. GAAP

2) Preset exchange rate is 1US$ = ¥105. Rates for Asian currencies are set in conjunction with this rate.

Forward Looking Statements:

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

4. Consolidated Financial Statements and other Information

Consolidated balance sheets- Assets

	Yen in millions
	September 30, 2004		March 31, 2004		Inc or Dec	September 30, 2003
Current assets:	¥	%	¥	%	¥	¥	%
Cash and cash equivalents	¥70,360		¥73,392		¥(3,032)	¥31,912
Trade notes receivable	18,608		17,431		1,177	8,071
Trade accounts receivable	113,096		96,509		16,587	53,234
Inventories:
Finished goods	19,469		15,850		3,619	7,305
Raw materials	14,835		10,267		4,568	4,755
Work in process	15,947		15,016		931	4,974
Project in progress	1,164		886		278	883
Supplies and other	4,044		3,226		818	436
Prepaid expenses and other current assets	15,295		13,838		1,457	11,332
Total	272,818	56.1	246,415	55.5	26,403	122,902	44.1

Investments and loan receivable:
Marketable securities and other securities investments	18,202		19,892		(1,690)	10,529
Investments in and advances to affiliates	1,691		2,259		(568)	43,162
Total	19,893	4.1	22,151	5.0	(2,258)	53,691	19.2

Property, plant and equipment:
Land	31,591		30,532		1,059	23,201
Buildings	78,604		73,860		4,744	45,912
Machinery and equipment	177,304		163,401		13,903	85,004
Construction in progress	4,657		7,411		(2,754)	2,200
Sub-total	292,156	60.1	275,204	62.0	16,952	156,317	56.0
Less - Accumulated depreciation	(147,760)	(30.4)	(142,792)	(32.2)	(4,968)	(64,454)	(23.1)
Total	144,396	29.7	132,412	29.8	11,984	91,863	32.9

Goodwill	35,989	7.4	28,078	6.3	7,911	4,321	1.6

Other non-current assets	12,914	2.7	14,830	3.4	(1,916)	6,164	2.2

Total assets	¥486,010	100.0%	¥443,886	100.0%	¥42,124	¥278,941	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	September 30, 2004		March 31, 2004		Inc or Dec	September 30, 2003
Current liabilities:	¥	%	¥	%	¥	¥	%
Short-term borrowings	¥30,672		¥86,636		¥(55,964)	¥75,268
Current portion of long-term debt	2,895		2,653		242	7,485
Trade notes and accounts payable	108,942		93,418		15,524	48,578
Other current liabilities	27,607		24,087		3,520	18,824
Total	170,116	35.0	206,794	46.6	(36,678)	150,155	53.8

Long-term liabilities:
Long-term debt	45,368		45,025		343	14,505
Accrued pension and severance costs	27,778		29,836		(2,058)	8,533
Other long-term liabilities	6,036		3,054		2,982	1,050
Total	79,182	16.3	77,915	17.5	1,267	24,088	8.7

Total liabilities	249,298	51.3	284,709	64.1	(35,411)	174,243	62.5
Minority interest in consolidated subsidiaries	49,906	10.3	49,131	11.1	775	9,521	3.4

Shareholders’ equity:
Common stock	59,122	12.1	28,995	6.5	30,127	26,648	9.6
Additional paid-in capital	61,747	12.7	31,822	7.2	29,925	25,980	9.3
Retained earnings	72,961	15.0	57,887	13.0	15,074	51,158	18.3
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(9,412)		(11,475)		2,063	(8,352)
Unrealized gains on securities	2,559		2,972		(413)	1,702
Minimum pension liability adjustment	(32)		(32)		0	(1,885)
Total comprehensive income (loss)	(6,885)	(1.4)	(8,535)	(1.9)	1,650	(8,535)	(3.1)
Treasury stock, at cost	(139)	(0.0)	(123)	(0.0)	(16)	(74)	(0.0)
Total shareholders’ equity	186,806	38.4	110,046	24.8	76,760	95,177	34.1

Total liabilities and shareholders’ equity	¥486,010	100.0%	¥443,886	100.0%	¥42,124	¥278,941	100.0%

Consolidated statements of income

	Yen in millions
	Six months ended September 30,				Increase or		For the year ended
	2004		2003		Decrease		March 31, 2004
Net sales	¥236,405	100.0%	¥119,040	100.0%	¥117,365	98.6%	¥277,497	100.0%
Cost of products sold	181,393	76.7	93,283	78.4	88,110	94.5	218,189	78.6
Selling, general and administrative expenses	18,608	7.9	10,805	9.1	7,803	72.2	28,542	10.3
Research and development expenses	12,308	5.2	3,627	3.0	8,681	239.3	8,751	3.2
Operation expenses	212,309	89.8	107,715	90.5	104,594	97.1	255,482	92.1
Operating income	24,096	10.2	11,325	9.5	12,771	112.8	22,015	7.9

Other income (expense):
Interest and dividend income	344	0.1	124	0.1	220	177.4	362	0.1
Interest expenses	(513)	(0.2)	(413)	(0.3)	(100)	24.2	(862)	(0.3)
Foreign exchange gain (loss), net	3,212	1.4	(1,677)	(1.4)	4,889	-	(3,149)	(1.1)
Gain (loss) from marketable securities, net	755	0.3	6	0.0	749	12,483.3	816	0.3
Gain (loss) from derivative instruments, net	(152)	(0.1)	(54)	(0.0)	(98)	181.5	(5)	(0.0)

Other, net	(310)	(0.1)	258	0.2	(568)	-	462	0.2
Total	3,336	1.4	(1,756)	(1.4)	5,092	-	(2,376)	(0.8)
Income before provision for income taxes	27,432	11.6	9,569	8.1	17,863	186.7	19,639	7.1
Provision for income taxes	(5,843)	(2.5)	(1,847)	(1.6)	(3,996)	216.4	(5,424)	(2.0)
Income before minority interest and equity in earnings of affiliated companies	21,589	9.1	7,722	6.5	13,867	179.6	14,215	5.1
Minority interest in income (loss) of consolidated subsidiaries	5,528	2.3	573	0.5	4,955	864.7	648	0.2
Equity in net (income) /loss of affiliated companies	12	0.0	(1,254)	(1.1)	1,266	-	(2,522)	(0.9)
Net income	¥16,049	6.8%	¥8,403	7.1%	¥7,646	91.0%	¥16,089	5.8%

Consolidated statements of shareholders’ equity and comprehensive income (loss)

For the six-month period ended September 30, 2004		Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2004	65,017,898	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046
Comprehensive income:
Net income				16,049			16,049
Other comprehensive income (loss):
Foreign currency translation adjustments					2,063		2,063
Unrealized gains on securities, net of reclassification adjustment					(413)		(413)
Minimum pension liability adjustment					-		-
Total comprehensive income							17,699
Dividends paid				(975)			(975)
Conversion of convertible debt	1,467	5	5				10
Issuance of new shares	5,620,000	30,084	30,076				60,160
Issuance cost of new stock			(194)				(194)
Exercise of stock option	10,300	38	38				76
Purchase of treasury stock						(16)	(16)
Balance at September 30, 2004	70,649,665	¥59,122	¥61,747	¥72,961	¥(6,885)	¥(139)	¥186,806

For the six-month period ended September 30, 2003		Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2003	63,574,729	¥26,485	¥25,817	¥43,708	¥(7,387)	¥(66)	¥88,557
Comprehensive income:
Net income				8,403			8,403
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,662)		(2,662)
Unrealized gains on securities, net of reclassification adjustment					1,477		1,477
Minimum pension liability adjustment					37		37
Total comprehensive income							7,255
Dividends paid				(953)			(953)
Conversion of convertible debt	174,142	163	163				326
Purchase of treasury stock						(8)	(8)
Balance at September 30, 2003	63,748,871	¥26,648	¥25,980	¥51,158	¥(8,535)	¥(74)	¥95,177

For the year ended March 31, 2004		Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost
	Shares	Amount					Total
Balance at March 31, 2003	63,574,729	¥26,485	¥25,817	¥43,708	¥(7,387)	¥(66)	¥88,557
Comprehensive income:
Net income				16,089			16,089
Other comprehensive income (loss):
Foreign currency translation adjustments					(5,785)		(5,785)
Unrealized gains on securities, net of reclassification adjustment					2,747		2,747
Minimum pension liability adjustment					1,890		1,890
Total comprehensive income							14,941
Dividends paid				(1,910)			(1,910)
Conversion of convertible debt	860,179	2,510	2,510				5,020
New shares issued upon shares exchange	582,990		3,495				3,495
Purchase of treasury stock						(57)	(57)
Balance at March 31, 2004	65,017,898	¥28,995	¥31,822	¥57,887	¥(8,535)	¥(123)	¥110,046

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the period ended September 30,	For the period ended September 30,	Year ended March 31,
	2004	2003	2004
Cash flows from operating activities:
Net income	¥16,049	¥8,403	¥16,089
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,196	6,760	14,490
Gain from sales of marketable securities	(755)	(6)	(816)
Loss (gain) on sales and disposal of fixed assets	210	356	819
Minority interest in income of consolidated subsidiaries	5,528	573	648
Equity in net income of affiliated companies	12	(1,254)	(2,522)
Loss on derivative instruments, net	152	54	5
Foreign currency adjustments	(1,490)	1,565	3,566
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(16,226)	(2,824)	(3,559)
Decrease (increase) in inventories	(9,371)	(2,086)	(5,959)
Increase (decrease) in notes and accounts payable	13,373	268	5,699
Increase (decrease) in accrued income taxes	1,177	803	876
Other	(2,069)	794	2,074
Net cash provided by operating activities	16,786	13,406	31,410
Cash flows from investing activities:
Additions to property, plant and equipment	(17,792)	(7,098)	(22,631)
Proceeds from sales of property, plant and equipment	1,600	211	893
Purchases of marketable securities	(1)	(22)	(2,176)
Proceeds from sales of marketable securities	1,606	21	1,780
Investments in and advances to affiliates	-	(13,180)	(14,807)
Proceeds from sales of investments in affiliated companies	344	-	955
Acquisitions of consolidated subsidiaries, net of cash acquired	-	-	16,435
Payments for additional investments in subsidiaries	(8,068)	(348)	(1,057)
Other	804	(17)	(525)
Net cash used in investing activities	(21,507)	(20,433)	(21,133)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(56,841)	11,337	11,204
Proceeds from issuance of long-term debt	325	-	0
Repayments of long-term debt	(1,813)	(3,517)	(7,774)
Proceeds from issuance of corporate bonds	-	-	30,873
Proceeds from issuance of new shares	59,907	-	-
Dividends paid	(975)	(953)	(1,910)
Other	(387)	222	101
Net cash (used in) provided by financing activities	216	7,089	32,494

Effect of exchange rate changes on cash and cash equivalents	1,473	(1,189)	(2,418)
Net increase (decrease) in cash and cash equivalents	(3,032)	(1,127)	40,353
Cash and cash equivalents at beginning of period	73,392	33,039	33,039
Cash and cash equivalents at end of the first quarter	¥70,360	31,912	¥73,392

Scope of consolidation and application of the equity method

(1) Scope of consolidation

Number of consolidated subsidiaries as of September 30, 2004: 88

Number of consolidated subsidiaries as of March 31, 2004: 88

Number of consolidated subsidiaries as of September 30, 2003: 44

Changes from March 31, 2004

Number of subsidiaries newly included in consolidation: 2

Number of subsidiaries excluded from consolidation: 2

Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 1

Taiwan Nissin Koki Co., Ltd.

Newly established: 1

Nidec Power Motor (Zhejiang) Co., Ltd.

Decreased in consolidation because Nidec Corporation’s share of ownership and voting rights decreased: 1

Nemicon Noise Corporation.

Decreased in consolidation because it was merged with another consolidated subsidiary: 1

Sankyo Quoris Co.,Ltd.

Change from September 30, 2003

Number of subsidiaries newly included in consolidation: 45

Number of subsidiaries excluded from consolidation: 1

Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 43

Nidec Copal Corporation and its nine subsidiaries: (total 10), Nidec Copal Electronics Corporation and its eight subsidiaries: (total 9), Sankyo Seiki Mfg. Co., Ltd. and its twenty-two subsidiaries: (total 23), Nidec Subic Philippines Corporation.

Newly established: 2

Nidec-Shimpo (Zhejing) Coporation, Nidec Power Motor (Zhejiang) Co., Ltd.

Decreased in consolidation because Nidec Corporation’s share of ownership and voting rights decreased: 1

Nemicon Noise Corporation.

(2) Application of equity method

Number of affiliates accounted for by the equity method as of September 30, 2004: 5

Number of affiliates accounted for by the equity method as of March 31, 2004: 7

Number of affiliates accounted for by the equity method as of September 30, 2003: 10

Changes from March 31, 2004

Number of affiliates excluded from accounted for by the equity method: 2

Decreased in accounted for by the equity method because it became to consolidated subsidiary: 1

Taiwan Nissin Koki Co., Ltd.

Decreased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights decreased: 1

Orientec Corporation.

Changes from September 30, 2003

Number of affiliates newly accounted for by the equity method: 2

Number of affiliates excluded from accounted for by the equity method: 7

Increased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights increased: 2

Copal Yamada Corporation, SCD Co.Ltd.

Decreased in accounted for by the equity method because it became to consolidated subsidiary: 5

Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec Copal Philippines Corporation, Nidec Copal (Vietnam) Co., Ltd., Ntdec Copal (Malaysia) Sdn. Bhd.

Decreased in accounted for by the equity method because Nidec Corporation’s share of ownership and voting rights decreased: 2

Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited.

Segment information

1) Operating Segment Information

			Yen in millions
	Six months ended September 30, 2004		Six months ended September 30, 2003		Increase or decrease
Net sales:
Nidec Corporation	¥59,582	14.6%	¥59,615	27.7%	¥(33)	(0.1)%
Nidec Electronics (Thailand) Co., Ltd.	25,366	6.2	23,319	10.8	2,047	8.8
Nidec (Dalian) Limited	19,007	4.7	16,042	7.5	2,965	18.5
Nidec Taiwan Corporation	6,361	1.6	6,904	3.2	(543)	(7.9)
Nidec Singapore Pte. Ltd.	20,530	5.0	19,329	9.0	1,201	6.2
Nidec Philippines Corporation	9,912	2.4	10,422	4.8	(510)	(4.9)
Sankyo Seiki Mfg. Co., Ltd.	42,933	10.5	-	-	42,933	-
Nidec Copal Corporation	33,859	8.3	-	-	33,859	-
Nidec Tosok Corporation	12,291	3.0	10,214	4.7	2,077	20.3
Nidec Copal Electronics Corporation	11,043	2.7	-	-	11,043	-
Nidec Shibaura Corporation	12,161	3.0	9,310	4.3	2,851	30.6
Nidec Power Motor Corporation	5,427	1.4	4,018	1.9	1,409	35.1
All others	148,854	36.6	56,296	26.1	92,558	164.4
Sub-total	407,326	100.0	215,469	100.0	191,857	89.0
Adjustments and eliminations	(170,921)	-	(96,429)	-	(74,492)	-
Consolidated total	¥236,405	-	¥119,040	-	¥117,365	98.6%

			Yen in millions
	Six months ended September 30, 2004		Six months ended September 30, 2003		Increase or decrease
Operating income:
Nidec Corporation	¥651	2.7%	¥646	5.3%	¥5	0.8%
Nidec Electronics (Thailand) Co., Ltd.	4,097	17.1	3,838	31.8	259	6.7
Nidec (Dalian) Limited	1,600	6.7	1,403	11.6	197	14.0
Nidec Taiwan Corporation	115	0.5	208	1.7	(93)	(44.7)
Nidec Singapore Pte. Ltd.	1,137	4.7	993	8.2	144	14.5
Nidec Philippines Corporation	(203)	(0.8)	581	4.8	(784)	-
Sankyo Seiki Mfg. Co., Ltd.	3,276	13.7	-	-	3,276	-
Nidec Copal Corporation	1,656	6.9	-	-	1,656	-
Nidec Tosok Corporation	677	2.8	645	5.4	32	5.0
Nidec Copal Electronics Corporation	1,768	7.4	-	-	1,768	-
Nidec Shibaura Corporation	631	2.6	425	3.5	206	48.5
Nidec Power Motor Corporation	298	1.2	113	1.0	185	163.7
All others	8,291	34.5	3,223	26.7	5,068	157.2
Sub-total	23,994	100.0	12,075	100.0	11,919	98.7
Adjustments and eliminations	102	-	(750)	-	852	-
Consolidated total	¥24,096	-	¥11,325	-	¥12,771	112.8%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	September 30, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,708	¥9,432	¥966	¥16,174
Debt securities	28	0	-	28
Total	¥7,736	¥9,432	¥966	¥16,202

Securities not practicable to fair value
Equity securities	¥2,000

	Yen in millions
	September 30, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,141	¥1,791	¥240	¥8,692
Debt securities	18	0	1	17
Total	¥7,159	¥1,791	¥241	¥8,709

Securities not practicable to fair value
Equity securities	¥1,820

	Yen in millions
	March 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,450	¥9,473	¥162	¥17,761
Debt securities	83	0	5	78
Total	¥8,533	¥9,473	¥167	¥17,839

Securities not practicable to fair value
Equity securities	¥2,053

SUPPORT DOCUMENTATION 1 (Six months ended September 30, 2004)

(1) Quarterly consolidated statements of income

	Yen in millions
	From July 1, to September 30,				Increase or		Three months ended
	2004		2003		Decrease		June 30, 2004
Net sales	¥124,118	100.0%	¥63,110	100.0%	¥61,008	96.7%	¥112,287	100.0%
Cost of products sold	94,631	76.2	49,754	78.8	44,877	90.2	86,762	77.3
Selling, general and administrative expenses	9,505	7.7	5,898	9.3	3,607	61.2	9,103	8.1
Research and development expenses	6,913	5.6	1,294	2.1	5,619	434.2	5,395	4.8
Operation expenses	111,049	89.5	56,946	90.2	54,103	95.0	101,260	90.2
Operating income	13,069	10.5	6,164	9.8	6,905	112.0	11,027	9.8

Other income (expense):
Interest and dividend income	181	0.1	56	0.1	125	223.2	163	0.1
Interest expenses	(263)	(0.2)	(210)	(0.3)	(53)	25.2	(250)	(0.2)
Foreign exchange gain (loss), net	1,364	1.1	(1,728)	(2.8)	3,092	-	1,848	1.7
Gain (loss) from marketable securities, net	193	0.2	6	0.0	187	3,116.7	562	0.5
Gain (loss) from derivative instruments, net	(66)	(0.0)	(54)	(0.1)	(12)	22.2	(86)	(0.1)
Other, net	(631)	(0.5)	(60)	(0.1)	(571)	951.7	321	0.3
Total	778	0.7	(1,990)	(3.2)	2,768	-	2,558	2.3
Income before provision for income taxes	13,847	11.2	4,174	6.6	9,673	231.7	13,585	12.1
Provision for income taxes	(3,302)	(2.7)	(757)	(1.2)	(2,545)	336.2	(2,541)	(2.3)
Income before minority interest and equity in earnings of affiliated companies	10,545	8.5	3,417	5.4	7,128	208.6	11,044	9.8
Minority interest in income (loss) of consolidated subsidiaries	3,016	2.4	269	0.4	2,747	1,021.2	2,512	2.2
Equity in net income (loss) of affiliated companies	(12)	(0.0)	(674)	(1.1)	662	-	24	0.0
Net income	¥7,541	6.1%	¥3,822	6.1%	¥3,719	97.3%	¥8,508	7.6%

(2) Business Segment Information

	Japanese yen (Millions)
	Six months ended Sep 30, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥104,571	¥18,697	¥37,276	¥64,964	¥10,897	¥236,405	¥(-)	¥236,405
Intersegment	189	39	4,444	350	1,373	6,395	(6,395)	-
Total	104,760	18,736	41,720	65,314	12,270	242,800	(6,395)	236,405
Operating expenses	93,033	18,039	36,460	58,495	11,090	217,117	(4,808)	212,309
Operating income	¥11,727	¥697	¥5,260	¥6,819	¥1,180	¥25,683	¥(1,587)	¥24,096

	Japanese yen (Millions)
	Six months ended Sep 30, 2003
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥80,625	¥16,664	¥12,331	¥1,456	¥7,964	¥119,040	¥(-)	¥119,040
Intersegment	1	9	2,522	12	102	2,646	(2,646)	-
Total	80,626	16,673	14,853	1,468	8,066	121,686	(2,646)	119,040
Operating expenses	71,076	15,441	13,608	1,322	7,349	108,796	(1,081)	107,715
Operating income	¥9,550	¥1,232	¥1,245	¥146	¥717	¥12,890	¥(1,565)	¥11,325

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(3) Sales by Geographic Segment

			Yen in millions
	Six months ended September 30, 2004		Six months ended September 30, 2003		Increase or decrease
Japan	¥147,320	62.3%	¥63,459	53.3%	¥83,861	132.1%
America	4,245	1.8	2,535	2.1	1,710	67.5
Singapore	28,240	11.9	17,748	14.9	10,492	59.1
Thailand	18,884	8.0	16,399	13.8	2,485	15.2
Philippines	2,697	1.1	827	0.7	1,870	226.1
China	10,770	4.6	4,621	3.9	6,149	133.1
Other	24,249	10.3	13,451	11.3	10,798	80.3
Total	¥236,405	100.0%	¥119,040	100.0%	¥117,365	98.6%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

(4) Sales by Region

			Yen in millions
	Six months ended September 30, 2004		Six months ended September 30, 2003		Increase or decrease
North America	¥9,267	3.9%	¥3,819	3.2%	¥5,448	142.7%
Asia	125,935	53.3	73,344	61.6	52,591	71.7
Other	11,721	4.9	3,479	2.9	8,242	236.9
Overseas sales total	146,923	62.1	80,642	67.7	66,281	82.2
Japan	89,482	37.9	38,398	32.3	51,084	133.0
Consolidated total	¥236,405	100.0%	¥119,040	100.0%	¥117,365	98.6%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004)

NIDEC CORPORATION

Date of Directors’ meeting for closing of accounts: October 29, 2004

Stock Listings: Tokyo, Osaka

Head Office: Kyoto, Japan

1. Selected Non-Consolidated Financial Performance (from April 1, 2004 to September 30, 2004)

(1) Results of Operations

	Japanese yen (Millions unless indicated)
	Six months ended September 30		Year ended March 31
	2004	2003	2004
Net sales	¥59,582	¥59,614	¥118,636
Percent change from the previous period	(0.1%)	(9.9%)	(8.2%)
Operating income	651	645	1,482
Percent change from the previous period	0.9%	(74.0%)	(57.9%)
Recurring profit	5,909	2,381	4,785
Percent change from the previous period	148.2%	(41.0%)	(34.0%)
Net income	4,934	1,801	2,695
Percent change from the previous period	174.0%	(37.3%)	(45.7%)
Net income per share (Yen)	¥71.86	¥28.32	¥40.83

Notes:

1. Average number of shares issued and outstanding at the beginning and end of the period:

68,650,604 shares for the six months ended September 30, 2004

63,621,941 shares for the six months ended September 30, 2003

64,062,509 shares for the year ended March 31, 2004

2. Change in accounting method: Not applicable

3. Percentage change of net sales, operating income and net income are indicated in comparison with the same period of the previous fiscal year.

(2) Dividends

	Japanese yen (Yen)
	Six months ended September 30, 2004	Six months ended September 30, 2003	Year ended March 31, 2004
Dividend per share (interim)	¥20.00	¥15.00	-
Dividend per share (annual)	-	-	¥30.00

(3) Financial Position

	Japanese yen (Millions, unless indicated)
	September 30		March 31
	2004	2003	2004
Total assets	¥244,913	¥187,878	¥217,141
Shareholders’ equity	163,716	90,125	100,125
Shareholders’ equity to total assets	66.8%	48.0%	46.1%
Shareholders’ equity per share (Yen)	¥2,317.81	¥1,413.98	¥1,539.07

Notes:

Number of shares issued and outstanding at the end of the respective period:

70,633,884 shares at September 30, 2004

63,739,256 shares at September 30, 2003

65,003,538 shares at March 31, 2004

Number of treasury stock at the end of the respective period:

15,781 shares at September 30, 2004

9,615 shares at September 30, 2003

14,360 shares at March 31, 2004

2. Forecast of Non-Consolidated Financial Performance (For the year ending March 31, 2005)

Yen in million (except for per share data)
Net sales	¥125,000
Operating income	2,000
Recurring profit	8,000
Net income	6,000
Dividend per share (At year end)	¥20.00
Dividend per share (Annual)	¥40.00

Note: Forecast net income per share for the year is ¥84.95

NON-CONSOLIDATED FINANCIAL STATEMENTS

1) Non-Consolidated Balance Sheets

Assets	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2004		2003		2004
	Amount	%	Amount	%	Amount	%
Current assets:
Cash on hand and bank deposits	¥18,323		¥17,348		¥10,391		¥7,932
Notes receivable	991		899		908		83
Accounts receivable	34,633		31,208		30,034		4,599
Inventories	2,711		2,291		2,532		179
Deferred income taxes	820		2,813		650		170
Short-term loans to affiliates	18,700		3,458		4,168		14,532
Other receivables	6,567		5,316		7,473		(906)
Other current assets	296		283		237		59
Allowance for doubtful accounts	(300)		(192)		(195)		(105)
Total current assets	82,741	33.8	63,426	33.8	56,203	25.9	26,538
Fixed assets:
Tangible assets	22,239	9.1	27,991	14.9	27,796	12.8	(5,557)
Buildings	8,918		9,278		9,070		(152)
Machinery and equipment	1,221		1,290		1,205		16
Land	9,947		15,536		15,667		(5,720)
Other	2,153		1,886		1,852		301
Intangible assets	201	0.1	318	0.1	267	0.1	(66)
Investments and other assets	139,732	57.0	96,142	51.2	132,874	61.2	6,858
Investment securities	6,856		20,333		8,410		(1,554)
Investment securities of affiliates	120,243		65,151		112,171		8,072
Deferred income taxes	1,299		1,478		1,444		(145)
Other (investments)	11,858		9,696		11,372		486
Allowance for doubtful accounts	(524)		(518)		(524)		-
Total fixed assets	162,172	66.2	124,452	66.2	160,938	74.1	1,234
Total assets	¥244,913	100.0	¥187,878	100.0	¥217,141	100.0	¥27,772

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	September 30		September 30		March 31		Amount change
	2004		2003		2004
	Amount	%	Amount	%	Amount	%
Current liabilities
Notes payable	¥127		¥800		¥228		(¥101)
Accounts payable	24,909		21,739		20,430		4,479
Short-term borrowings	5,553		39,565		43,931		(38,378)
Current portion of convertible bonds	-		4,698		-		-
Accrued bonuses to employees	1,006		880		983		23
Current portion of long-term debt	1,213		1,453		1453		(240)
Other	5,502		14,362		6,298		(796)
Total current liabilities	38,310	15.7	83,498	44.4	73,324	33.8	(35,014)
Non-current liabilities
Corporate bonds	30,000		-		30,000		-
Convertible bonds	9,264		9,278		9,274		(10)
Long-term debt	1,508		2,970		2,368		(860)
Accrued severance and benefit costs	827		1,454		659		168
Accrued retirement benefit to directors	531		518		541		(10)
Others	757		32		847		(90)
Total fixed liabilities	42,887	17.5	14,254	7.6	43,691	20.1	(804)
Total liabilities	81,197	33.2	97,752	52.0	117,016	53.9	(35,819)
Shareholders’ equity
Common stock	59,122	24.1	26,647	14.2	28,994	13.4	30,128
Additional paid-in capital	63,343	25.9	26,522	14.1	33,223	15.3	30,120
Retained earnings	41,162	16.8	37,234	19.8	37,172	17.1	3,990
Legal reservel	720		720		720		-
Reserve for general purpose	33,150		32,550		32,550		600
Unappropriated retained earnings	7,292		3,963		3,901		3,391
Land revaluation reserve	(813)	(0.3)	(701)	(0.4)	(701)	(0.3)	(112)
Net unrealized loss on securities	1,041	0.4	496	0.3	1,559	0.7	(518)
Treasury stock	(139)	(0.1)	(73)	(0.0)	(123)	(0.1)	(16)
Total shareholders’ equity	163,716	66.8	90,125	48.0	100,125	46.1	63,591
Total liabilities and shareholders’ equity	¥244,913	100.0	¥187,878	100.0	¥217,141	100.0	¥27,772

2) Non-Consolidated Statement of Income

	Japanese yen (Millions)
	Six months ended September 30,				Increase or decrease	% increase	For the year ended March 31,
	2004		2003				2004
	Amount	%	Amount	%			Amount	%
Net sales	¥59,582	100.0	¥59,614	100.0	(¥32)	(0.1)	¥118,636	100.0
Cost of sales	52,716	88,5	53,039	89.0	(323)	(0.6)	105,200	88.7
Gross profit	6,866	11.5	6,574	11.0	292	4.4	13,436	11.3
Selling, general and administrative expenses	6,215	10.4	5,928	9.9	287	4.8	11,953	10.1
Operating income	651	1.1	645	1.1	6	0.9	1,482	1.2
Other income	5,817	9.7	2,903	4.9	2,914	100.4	5,634	4.7
Interest income	104		48		56		120
Dividend income	4,147		2,578		1,569		4,915
Foreign currency transaction gain	1,158		-		1,158		-
Other	408		276		132		598
Other expenses	559	0.9	1,167	2.0	(608)	(52.1)	2,330	1.9
Interest expenses	87		101		(14)		192
Interest on corporate bonds	37		49		(12)		85
Foreign currency transaction loss	-		926		(926)		1,705
Share issuance expense	322		-		322		-
Other	113		88		25		347
Recurring profit	5,909	9.9	2,381	4.0	3,528	148.2	4,785	4.0
Extraordinary gains	615	1.1	35	0.1	580	1,657.1	1,485	1.3
Gain on sale of fixed assets	43		8		35		15
Gain on sale of marketable securities	571		-		571		466
Gain on sale of investment in affiliates	1		-		1		2
Gain on reversal of allowance for doubtful accounts	-		26		(26)		22
Gain on return of substitutional portion of governmental welfare pension program	-		-		-		972
Other	-		-		-		6
Extraordinary losses	172	0.3	438	0.8	(266)	(60.7)	1,176	1.0
Loss on disposal of property, plant and equipment	172		145		27		263
Loss on write-down of investment securities	-		-		-		6
Loss on sale of investment in affiliates	-		-		-		613
Relocation expenses	-		292		(292)		292
Other	-		-		-		0
Income before income taxes	6,352	10.7	1,978	3.3	4,374	221.1	5,095	4.3
Income taxes (Current)	1,104	1.9	750	1.3	354		1,469	1.2
Income taxes (Deferred)	314	0.5	(573)	(1.0)	887		930	0.8
Net income	4,934	8.3	1,801	3.0	3,133	174.0	2,695	2.3
Retained earnings brought forward from previous period	2,246		2,162		84		2,162
Reversal of Land revaluation reserve	112		-		112		-
Dividend for the period	-		-		-		956
Unappropriated retained earnings for the period	¥7,292		¥3,963		¥3,329		¥3,901

3) Important Items Regarding the Basis of Preparation of Financial Statements

1. Valuation method of assets

a) Securities

Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method

Other securities with fair value: Stated at fair value based on market price at end of the period (Both unrealized gains and losses are reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities not practicable to fair value: Stated at cost determined using the moving average method.

b) Derivatives: Stated at fair value

c) Valuation method of inventories:

Finished goods, materials, work in progress: Stated at the lower of cost or market with cost determined using the moving average method

Supplies: Stated at the lower of cost or market with cost determined using last purchase price method or replacement cost

2. Method of depreciation of fixed assets:

(1) Tangible fixed assets: Declining-balance method

Stated based on declining-balance method except for buildings purchased after April 1, 1998, for which the straight-line method is applied.

(2) Intangible fixed assets: Straight-line method

With respect to software for internal use, amortization is computed on the straight-line method over the expected useful life (mainly 5 years).

3. Policy for significant provisions

(1) Allowances for doubtful accounts: Appropriate allowances are made for general receivables based on the historical loss experience, but specific doubtful accounts are investigated on an individual basis, and the amount of estimated losses are provided.

(2) Accrued bonuses to employees: Nidec Corporation provided accrued bonuses to employees based on the estimated amount for payment.

(3) Provision for employees’ retirement benefits: Provision for employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the end of the period.

(4) Provision for retirement allowances for directors and corporate auditors: Provision for retirement allowances for directors and corporate auditors is stated based on regulations and internal rules for the amount necessary at the end of the period.

4. Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at the exchange rate on September 30, 2004, with the resulting difference included in gains or losses.

5. Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

6. Derivatives and hedge activities

(1) Method of hedge accounting for deferred hedges

Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates.

(2) Method and object of hedge

a) Method of hedge: Forward exchange contracts

b) Object of hedge: Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables.

(3) Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

(4) With regard to forward exchange contracts, Nidec omits the verification of efficiency if the denominated currency, the notional amount and the contract period are the same. (Evaluation of hedge accounting effectiveness on interim settlement day omitted).

7. Other important items regarding the basis of preparation of financial statements

Accounting for consumption taxes: Computed by the net of tax method

Notes to the Non-Consolidated Balance Sheets

1. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Accumulated depreciation of tangible assets	¥11,897	¥11,540	¥11,573

2. Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Investment in securities	-	¥1,132	¥1,442
Secured liabilities with respect to the foregoing:
Long-term debt	-	500	500

(In which, current portion of long-term debt)	-	¥250	¥250

As of September 30, 2003, Nidec pledged land (¥2,404 million) and investment in securities (¥958 million) as Sankyo Seiki Mfg Co., Ltd’s loan from bank.

3. Contingent liabilities

Japanese yen (Millions)
	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Amount of debt securities from bank loans	¥6,141	¥7,855	¥6,391
(Affiliated companies)
Nidec Electronics (Thailand) Co., Ltd	-	(US$8,225 th.) 915 (TB239,035 th.) 664	-
Nidec (Zhe jiang) Limited	(US$3,000 th.) 333	-	(US$6,000 th.) 634
Nidec America Corporation	-	(US$3,168 th.) 352	(US$595 th.) 62
Nidec Philippines Corporation	(US$38,900 th.) 4,320 312	(US$30,000 th.) 3,337 312	(US$36,900 th.) 3,899 312
Nidec Precision Philippines Corporation	620	860	825
Nidec Tosok (Vietnam) Co., Ltd.	(US$3,005 th.) 334	(US$4,339 th.) 482	(US$3,724 th.) 393
Nidec Shibaura (Zhejiang) Co., Ltd.	-	(US$6,000 th.) 667	-
Nidec (Dongguan) Limited	(US$2,000 th.) 222	(US$2,000 th.) 222	(US$2,000 th.) 211
Nidec Singapore Pte. Ltd.	-	(US$368 th.) 40	(US$497 th.) 52

4. Handling of consumption tax

As of September 30, 2004

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of September 30, 2003

After offsetting, temporary payment and receipt of consumption taxes are included in “Other receivables” in current assets.

As of March 31, 2004

Not applicable.

Note to Non-Consolidated Statements of Income

Depreciation and amortization

	Japanese yen (Millions)
	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Tangible assets	¥694	¥775	¥1,611
Intangible assets	79	75	153

Notes to Marketable Securities

As of September 30, 2004

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥87,100	¥189,228	¥102,128
Investment in affiliates	-	-	-
Total	¥87,100	¥189,228	¥102,128

As of September 30, 2003

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥37,404	¥71,674	¥34,269
Investment in affiliates	-	-	-
Total	¥37,404	¥71,674	¥34,269

As of March 31, 2004

Marketable Securities of Subsidiaries and Affiliates

			(Yen in million)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥79,352	¥182,985	¥103,632
Investment in affiliates	-	-	-
Total	¥79,352	¥182,985	¥103,632

Increase of issued number of shares

	Number of shares to be issued	Offering price or conversion price	Amount of issue price to be accounted to stated capital
Increase in conversion of convertible debt	1,467	(Note 1)	¥5 million
Increase by exercising of stock option	10,300	¥7,350	38 million
Increase through offering of newly issued shares.	5,000,000	11,041	26,765 million
Increase through Allocation of new shares to a Third Party	620,000	¥10,704.70 (Note 2)	3,319 million
Total	5,631,767	-	¥30,127 million

Note:

1) The conversion price of unsecured 0.8% convertible bonds, due 2006 is adjusted due to Issuance of new shares because of capital increase by public offering and Allocation to a Third Party.

The adjustment is based on the agreement with commissioned company for bondholders.

Conversion price before adjustment in connection with public offering	¥6,842.00
Adjusted conversion price in connection with public offering	¥6,802.80
Adjusted conversion price in connection with allocation to a third party	¥6,798.90

2) This is the Issue price to the third party allocated new shares.